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TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta, February 1, 2013 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, February 13, 2013 at 11:00 a.m. MT (1:00 p.m. ET) to discuss Talisman’s 2012 year end results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. Talisman expects to release its results the morning of February 13 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MT (12:50 p.m. ET) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America)
1-647-427-7450 (Toronto & International)

A replay of the conference call will be available at approximately 2:00 p.m. MT (4:00 p.m. ET) on Wednesday, February 13, 2013 until 9:59 p.m. MT (11:59 p.m. ET) Wednesday, February 20, 2013. If you wish to access this replay, please call:

1-855-859-2056 (North America) passcode 36398000 or
1-416-849-0833 (Toronto & International) passcode 36398000

0BLive Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://event.on24.com/r.htm?e=579236&s=1&k=7A8AF5DE1F8DBBEAF90AF728E90E228F

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Colombia), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                  Shareholder and Investor Inquiries:
Phoebe Buckland                                                                                      Lyle McLeod, Vice-President
External Communications                                                                       Investor Relations
Phone:   403-237-1657  Fax: 403-237-1210                                       Phone:   403- 767-5732  Fax: 403-237-1902
Email:    tlm@talisman-energy.com                                                       Email:    tlm@talisman-energy.com

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